REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

To:	The Shareholders of Reg Technologies Inc.

And To:	British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia

The undersigned, on behalf of the Board of Directors of Reg Technologies, Inc. (the “Board”), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor; the letter from the former auditor of the company, Smythe Ratcliffe; and the letter from the successor auditor of the company, James Stafford, Chartered Accountants.

Dated at Richmond, British Columbia this 25th day of September, 2008.

By and on behalf of the Board of Directors of Reg Technologies Inc.

“John Robertson”

John Robertson, President.